SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2007

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Gomes de Carvalho 1,629
Vila Olímpia
05457-006 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Commemorates Third Anniversary as a Publicly-Traded
Company

Sao Paulo, June 22, 2007 – GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and Bovespa: GOLL4), the parent company of Brazil’s low-cost airlines GOL Transportes Aéreos S.A. (“GTA”, that operates the GOL brand) and VRG Linhas Aéreas S.A. (“VRG”, that operates the VARIG brand), will commemorate its third successful year as a publicly-traded company on the New York and Sao Paulo stock exchanges. GOL’s IPO (Initial Public Offering) on June 24, 2004, was the second simultaneous listing by a Brazilian company on both the New York Stock Exchange (NYSE) and the Bolsa de Valores de São Paulo (Bovespa). The listings permitted the Company to raise funds for fleet expansion and diversify funding sources by successfully attracting a broad investor base: global, airline, emerging markets and Brazilian.

As of market closing on Wednesday, June, 20, GOL’s ADS recorded appreciation of 300% and GOLL4 shares recorded appreciation of 146% since the IPO in 2004. The average daily trading volume of GOL’s shares on the NYSE and Bovespa was over US$ 46mm in 2007, which places the Company among the most traded airline securities.

“Since we last celebrated the anniversary of our IPO, GOL has experienced tremendous growth while maintaining our high quality service,” says Constantino de Oliveira Junior, GOL’s President and Chief Executive Officer. “We have steadily worked towards our goal of popularizing low-cost air travel throughout South America.”

To commemorate, GOL executives will hold an analyst meeting at the NYSE on Friday, to discuss the Company’s accomplishments over the past year – including the acquisition of VRG. In 2006, the Company added 10 additional domestic and international destinations to its route network and 23 aircraft to its fleet.

During the presentation, Mr. de Oliveira Junior will be joined by Richard Lark, Executive Vice President - Finance and Chief Financial Officer, and David Barioni Neto, Executive Vice President - Technical. The meeting will be webcast and is accessible by the analysts, public and media.

Friday, June 22, 2007
12:30pm to 2:30
http://www.mz-ir.com/webcast/gol/goldaynyse/?e

“We have achieved significant growth over the last year and look forward to opening new markets and providing more customers with the convenience and simplicity of air transportation,” adds Mr. Lark. “Through the VRG acquisition and the recent interline agreements, we are able to offer our services to more passengers around the world.”

About GOL Linhas Aéreas Inteligentes S.A.
GOL Linhas Aéreas Inteligentes S.A. (GLAI) is the parent company of low-cost airlines GOL Transportes Aéreos S.A. (“GTA”, which operates the GOL brand) and VRG Linhas Aéreas S.A. (“VRG”, which operates the VARIG brand). GTA and VRG offer daily flights to more destinations in Brazil than any other domestic airline while providing customers with the most convenient flight schedules in the country. The airlines operate a young, modern fleet of

Boeing aircraft, the safest and most comfortable aircraft of its class, with low maintenance, fuel and training costs, and high aircraft utilization and efficiency ratios. In addition to safe and reliable services, which stimulate brand recognition and customer satisfaction, the Company’s service is recognized as the best value proposition in the market. Growth plans include increasing frequencies in existing markets and adding service to additional markets in both Brazil and other high-traffic travel destinations. Shares are listed on the NYSE (GOL) and the Bovespa (GOLL4) stock exchanges.

GOL Transportes Aéreos S.A. offers over 630 daily flights to 58 destinations connecting the most important cities in Brazil as well as the main destinations in Argentina, Bolivia, Chile, Paraguay, Peru and Uruguay. For more information on GOL flight times and fares, please access our site at www.voegol.com.br or call: 0300-789-2121 in Brazil, 0810-266-3131 in Argentina, 800-1001-21 in Bolivia, 0004 055 127 in Uruguay, 1 888 0042 0090 or 1230 020 9104 in Chile, 009 800 55 1 0007 in Paraguay, 0800 52 900 in Peru and 55 11 2125-3200 in other countries.

VRG Linhas Aéreas S.A. offers over 90 daily flights to 11 destinations in Brazil: Brasília, Belo Horizonte, Curitiba, Fortaleza, Fernando de Noronha, Manaus, Porto Alegre, Recife, Rio de Janeiro, Salvador and São Paulo. VRG also offers 22 daily flights to four international destinations in South America and Europe: Buenos Aires, Bogotá and Caracas, in South America and Frankfurt, in Europe. For more information on VARIG flight tables and fares, please access our site at www.varig.com.br or call: 4003-7000 in Brazil, 54 11 4329 9211 in Argentina (Buenos Aires), 0810 32182744 in Argentina (Other), 59 1 333 1105 in Bolivia, 56 2 707 8007 in Chile, 57 1 350 7100 in Colombia, 44 207 660 0341 in England, 33 1 70 48 00 58 in France, 49 1803 33 43 53 in Germany, 39 023 859 1250 in Italy, 52 (55) 5280 9192 in Mexico, 34 91 754 7014 in Spain, and 1 800 468 2744 or 1 800 GO VARIG in the USA and Canada.

CONTACT: GOL Linhas Aéreas Inteligentes S.A.

Investor Relations	Corporate Communications
Ph: (5511) 3169 6800	Ph: (5511) 3169 6967
E-mail: ri@golnaweb.com.br	E-mail:
Site: www.voegol.com.br/ir	comunicacaocorporativa@golnaweb.com.br

Media – Brazil & Latin America	Media – U.S. & Europe
MVL Comunicação; D. Barbará and E.	Edelman; G. Juncadella and M. Smith
Oliveira	Ph: +1 (212) 704-4448 / 704-8196
Ph: (5511) 3049-0349 / 0341	E-mail:gabriela.juncadella@edelman.com;
E-mail: daniela.barbara@mvl.com.br;	meaghan.smith@edelman.com
eduardo.oliveira@mvl.com.br

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 22, 2007

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Executive Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.